C.I. Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

02055575

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

October 21, 2002

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED OCT 2 8 2002 WASH. D.C. 154 SECTION

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed First Quarter Report containing the Company's interim financial statements for the period ended August 31, 2002, duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

dlw 11/19

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr-fs.doc

CI Funds

82-4994

C.I. Fund Management Inc. August 31, 2002 Q1 Report

FINANCIAL HIGHLIGHTS

(thousands, except per share amounts)	**2002 $**	2001 $	% change
Total fee-earning assets, end of period	**35,031,393**	24,822,062	41
Mutual fund assets under management, end of period	**30,197,248**	20,687,089	46
Average mutual fund assets under management	**23,756,330**	21,383,658	11
Earnings (loss) per share	**0.09**	(0.08)	n/a
Diluted earnings (loss) per share	**0.09**	(0.08)	n/a
EBITDA* per share	**0.39**	0.38	3
Diluted EBITDA* per share	**0.38**	0.37	3
Total revenues per share	**0.66**	0.65	2
Common shares outstanding, end of period	**234,463**	178,058	32
Total gross sales of mutual funds	**837,032**	889,036	(6)
Total redemptions of mutual funds	**1,078,649**	692,204	56
Total net sales of mutual funds	**(241,617)**	196,832	(223)
Redemption value of mutual funds	**749,691**	673,462	11

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

Dear Shareholders:

Operating Review

The first quarter of fiscal 2003 saw a continuation of the bear market of the last two years. Additional corporate scandals and weak economic data resulted in significant declines in all major indexes. During the period May 31, 2002, to August 31, 2002, the S&P 500 Index fell 13.8%, the Nasdaq Composite Index dropped 18.5%, the Dow Jones Industrial Average lost 17.3%, the S&P/TSX Composite Index fell 13.3% and the MSCI World Index declined 13.8% – making it one of the most difficult periods for investors in decades.

The effects of the market decline on CI were twofold. First, most of CI's funds were affected, given that CI's asset mix is dominated by equity funds with significant exposure to all major markets. Second, investor confidence continued to erode, all but eliminating any new investment into securities, including mutual funds.

On the positive side, on July 25, 2002, CI completed the purchase of Spectrum Investment Management Limited ("Spectrum"), the mutual fund subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ("Diversico"), the mutual fund subsidiary of Clarica Life Insurance Company, from Sun Life and Clarica. These companies had $11.7 billion in mutual fund and segregated fund assets at the close of the transaction. In addition, CI receives preferred access for its products to more than 4,000 Clarica agents and managers. In exchange, Sun Life received approximately 71.2 million common shares of CI, which represented 30% of CI based on CI shares outstanding at July 25, 2002. The transaction was valued at $652 million, based on a weighted average share price of $9.15 on July 24, 2002.

As a result of the acquisition and despite the negative effect of the market declines, CI's mutual fund assets increased by 48% during the quarter to $30.2 billion. This represents growth of 46% from August 31, 2001. Total fee-earning assets rose 36% during the quarter from $25.7 billion to $35.0 billion (including $1.7 billion of segregated fund assets). Compared with August 31, 2001, total fee-earning assets were up 41% as a result of the assets acquired from Sun Life and the addition of $925 million in institutional assets managed by CI's U.S. subsidiaries. Average mutual fund and segregated fund assets were $23.8 billion for the quarter, up 11% from $21.4 billion in the first quarter of fiscal 2002. Average assets for the first quarter of fiscal 2003 are significantly below assets at the quarter-end due to the acquisition of Spectrum and Diversico on July 25, 2002.

CI experienced net redemptions of $241.6 million during the quarter, compared with net sales of $196.8 million in the first quarter of fiscal 2002. This change reflected the decline in gross sales due to continuing poor equity markets, the addition of the Spectrum assets, which were experiencing net redemptions, and an increase in redemptions of CI's funds. Investors continued to shy away from the growth-oriented funds that are among CI's largest funds. On the other hand, CI's value-oriented funds, such as the Harbour Funds under portfolio manager Gerry Coleman, continue to attract new investors in response to their strong performance.

During the quarter, CI announced that it had engaged Bill Miller to advise the new CI Value Trust Fund. Mr. Miller is the only equity mutual fund manager to outperform the S&P 500 for 11 consecutive years and he was named "Fund Manager of the Decade" in 1999 by Morningstar for this outstanding record.

Following the acquisition of Spectrum and Diversico, CI announced that it would be reducing the number of sub-advisory relationships within the combined fund lineup. In addition, CI is also seeking the approval of unitholders to merge a significant number of funds. The consolidation of sub-advisory relationships and the fund mergers will result in a simplified and more cost-effective product lineup.

CI successfully converted all of the operations of Spectrum onto the CI administrative systems immediately following the end of the quarter. This has led to a significant improvement in the consolidated operations of the funds, including a 75% reduction in the number of staff associated with the Spectrum funds. It was also a critical step in allowing CI to realize the synergies of the acquisition – to the benefit of both the unitholders of the funds and CI.

Financial Review

Total revenues for the quarter ended August 31, 2002, were $130.4 million, compared with $116.2 million in the prior year – an increase of 12%. The increase resulted primarily from the additional revenues produced by the mutual fund and segregated fund assets acquired from Spectrum and Diversico. These assets were consolidated into CI's results from July 25, 2002, to the end of the quarter. The most significant component of revenues for the quarter was management fees, which increased by 9% from $100.5 million in the first quarter of fiscal 2002 to $109.7 million in fiscal 2003. This increase also stemmed from CI's higher asset levels.



William T. Holland, President and Chief Executive Officer

Administrative fees and other income rose 29% from $5.8 million to $7.5 million due to increased revenues from institutional assets at CI's U.S. subsidiaries and from third-party processing. Redemption fees for the quarter totalled $13.2 million, compared with $9.5 million in fiscal 2002, reflecting higher redemption rates and redemption fees from the newly acquired Spectrum/Diversico assets.

Selling, general and administrative expenses rose 24% from $19.9 million to $24.6 million. The majority of the increase was from expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $15.5 million to $20.0 million. As CI had not consolidated the operations of Spectrum and Diversico into its administrative platform by August 31, 2002, there were no material operating cost synergies realized during the quarter.

Selling, general and administrative expenses net of those recovered from the funds were $4.6 million, up 7% from $4.3 million in the prior year. CI was able to significantly reduce discretionary and redundant marketing and corporate expenditures (which constitutes the majority of net selling, general and administrative expenses) related to the Spectrum and Diversico businesses immediately following the acquisition. It should be noted that in prior years, CI reported expenses recovered from the funds as revenue, while explaining that the revenues were a cost recovery. In order to enhance the presentation and calculation of net selling, general and administrative expenses, expenses recovered from the funds are now presented as a reduction of total selling, general and administrative expenses.

Investment adviser fees rose by 13% from $10.5 million in fiscal 2002 to $11.9 million in fiscal 2003. The increase was consistent with the increase in mutual and segregated fund assets but does not reflect the synergies that CI expects to achieve in rationalizing its combined roster of investment advisers.

Trailer fees rose from $25.5 million in fiscal 2002 to $30.7 million in fiscal 2003, an increase of 20%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets of the Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees from limited partnerships declined from $3.0 million to $2.0 million due to the effects of market declines and to redemptions associated with assets funded by the limited partnerships.

Amortization of deferred sales commissions fell from $50.3 million to $47.3 million, as the commissions from CI's record sales in fiscal 2000 and 2001 are becoming fully amortized under CI's amortization period of 36 months.

Interest expense was essentially unchanged from fiscal 2002 to fiscal 2003 at $1.0 million. Other expenses rose slightly from $2.6 million in fiscal 2002 to $3.2 million in fiscal 2003, primarily reflecting increased expenses associated with CI's third-party processing and the management of significantly higher institutional assets at CI's U.S. subsidiaries. As no options have been granted in fiscal 2003, there is no effect on the financial statements under the new accounting recommendations for stock-based compensation.

Total expenses for the quarter were $100.8 million, an increase of 3% from $97.4 million in fiscal 2002. This compares favourably with the 12% increase in revenues.

Income before taxes and amortization of goodwill was $28.4 million for the quarter ended August 31, 2002, an increase of 67% from the prior year.

Net income for the period was $17.5 million, compared with a net loss of $14.3 million. In fiscal 2002, CI amortized $24.6 million of goodwill during the quarter. Under new accounting recommendations adopted by CI, goodwill is no longer amortized. As such, there was no amortization of goodwill in the first quarter of fiscal 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $77.2 million ($0.39 per share) for the quarter, an increase of 12% from $68.9 million ($0.38 per share) in fiscal 2002. EBITDA, free cash flow and operating profit margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results based on these performance measures.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $37.7 million.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses) was 1.04% for the quarter, down from 1.12% in the prior year. The decrease was attributable to management fee margins, which were down slightly from 1.87% to 1.83%, and to trailer fees, which rose from 0.47% to 0.51%. Net selling, general and administrative expenses and investment adviser expenses were essentially unchanged at 0.08% and 0.20%, respectively.

Debt, net of cash and marketable securities, was $130.0 million, up from $70.0 million at August 31, 2001. The additional debt was used primarily to finance the repurchase of CI common shares. In the first quarter of fiscal 2003, CI spent $82.2 million to buy back 7.9 million shares at an average price of $10.41 per share. At August 31, 2002, CI had essentially completed its normal course issuer bid for the period ending May 26, 2003.

At August 31, 2002, 73% of CI's mutual fund assets had been financed on a deferred-sales-charge basis with terminal redemption fees of $750 million. In addition, of the total $30.2 billion in mutual fund assets at August 31, 2002, $124 million was in Class F Funds (no trailer fees) and $2.3 billion was in Class I Funds (negotiated management fees).

Outlook

The bear market of the past two years has continued since the end of the quarter and has had a negative effect on the consolidated fee-earning assets of CI. An increase in asset levels depends on an improvement in the global investment climate along with market growth and renewed investor interest. Nevertheless, CI is making every effort to realize the synergies available from the acquisition of Spectrum and Diversico, and has already achieved significant cost savings. CI continues to look for opportunities to grow its business despite the uncertain markets and to take action to increase shareholder value.

William T. Holland
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the three months ended August 31, (unaudited)

	2002 $	2001 $
REVENUE *[note 1 (c)]*		
Management fees	**109,650,085**	100,524,778
Administration fees and other income	**7,527,204**	5,841,384
Redemption fees	**13,181,759**	9,470,916
Performance fees	**—**	367,900
	130,359,048	116,204,978
EXPENSES		
Selling, general and administrative	**24,567,750**	19,871,528
Less: expenses recovered from funds *[note 1 (c)]*	**(19,975,294)**	(15,523,354)
Net selling, general and administrative	**4,592,456**	4,348,174
Investment adviser fees	**11,866,691**	10,474,257
Trailer fees	**30,694,125**	25,545,977
Distribution fees to limited partnerships	**2,035,911**	3,022,067
Amortization of deferred sales commissions	**47,312,495**	50,339,809
Interest on long-term debt	**1,017,648**	1,080,519
Other	**3,249,821**	3,046,713
	100,769,147	97,857,516
Minority interest	**1,171,407**	1,374,177
Income before income taxes and amortization of goodwill	**28,418,494**	16,973,285
Provision for income taxes		
Current	**23,112,314**	1,822,526
Future	**(12,215,115)**	4,856,833
	10,897,199	6,679,359
Income before amortization of goodwill	**17,521,295**	10,293,926
Amortization of goodwill *[note 1 (b)]*	**—**	24,567,611
Net income (loss) for the period	**17,521,295**	(14,273,685)

	2002 $	2001 $
Net income (loss) for the period	**17,521,295**	(14,273,685)
Deficit, beginning of period	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value *[note 3]*	**(68,640,568)**	(33,970,280)
Dividends declared	**(8,475,024)**	(1,810,597)
Deficit, end of period	**(296,283,890)**	(95,754,372)
Earnings per share before amortization of goodwill	**0.09**	0.06
Diluted earnings per share before amortization of goodwill *[note 3 (d)]*	**0.09**	0.06
Earnings (loss) per share	**0.09**	(0.08)
Diluted earnings (loss) per share *[note 3 (d)]*	**0.09**	(0.08)

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended August 31, (unaudited)

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income (loss)	**17,521,295**	(14,273,685)
Add (deduct) items not involving cash		
Depreciation and amortization	**434,760**	25,117,452
Future income taxes	**(12,215,115)**	4,856,833
Amortization of deferred sales commissions	**47,312,495**	50,339,809
Gain on sale of marketable securities	**(245,128)**	—
Minority interest	**1,171,407**	1,374,177
	53,979,714	67,414,586
Net change in non-cash working capital balances related to operations	**(51,349,471)**	(17,846,326)
Cash provided by operating activities	**2,630,243**	49,568,260
INVESTING ACTIVITIES		
Additions to capital assets	**(111,871)**	(307,796)
Purchase of marketable securities	**(43,623,608)**	(16,975,435)
Proceeds on sale of marketable securities	**4,741,676**	3,295,000
Sales commissions	**(15,149,629)**	(24,665,185)
Dispositions of other assets	**—**	1,146,423
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs *[note 2]*	**9,743,775**	—
Cash used in investing activities	**(44,399,657)**	(37,506,993)

	2002 $	2001 $
FINANCING ACTIVITIES		
Long-term debt	**131,000,000**	31,000,000
Repurchase of share capital	**(82,226,047)**	(39,419,694)
Issuance of share capital	**1,306,814**	2,210,896
Distributions to minority interest	**(1,514,264)**	(1,602,750)
Dividends paid to shareholders	**(8,475,024)**	(1,810,597)
Cash provided by (used in) financing activities	**40,091,479**	(9,622,145)
Net increase (decrease) in cash during the period	**(1,677,935)**	2,439,122
Cash, beginning of period	**3,108,213**	40,561
Cash, end of period	**1,430,278**	2,479,683
Operating cash flow per share	**0.27**	0.37
Diluted operating cash flow per share *[note 3 (d)]*	**0.27**	0.36

(see accompanying notes)

CONSOLIDATED BALANCE SHEETS

	As at August 31, 2002 (unaudited) $	As at May 31, 2002 $
ASSETS		
Current		
Cash	**1,430,278**	3,108,213
Marketable securities	**81,983,764**	42,437,124
Accounts receivable and prepaid expenses	**57,345,304**	16,959,402
Total current assets	**140,759,346**	62,504,739
Capital assets	**6,494,924**	2,627,477
Deferred sales commissions, net of accumulated amortization of $336,092,119 (May 31, 2002 - $323,507,788)	**227,092,761**	221,892,159
Fund management contracts	**432,581,803**	—
Goodwill *[note 1 (b)]*	**254,716,153**	—
Other assets	**3,518,011**	3,717,211
	1,065,162,998	290,741,586

	As at August 31, 2002 (unaudited) $	As at May 31, 2002 $
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**52,604,782**	32,486,690
Income taxes payable	**15,571,555**	36,520,643
Total current liabilities	**68,176,337**	69,007,333
Deferred lease inducements	**3,588,283**	1,656,425
Long-term debt	**213,500,000**	82,500,000
Future income taxes	**140,543,887**	77,643,569
Total liabilities	**425,808,507**	230,807,327
Minority interest	**2,831,231**	3,174,090
Shareholders' equity		
Share capital *[note 3]*	**932,807,150**	293,449,762
Deficit	**(296,283,890)**	(236,689,593)
Total shareholders' equity	**636,523,260**	56,760,169
	1,065,162,998	290,741,586

(see accompanying notes)

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in C.I. Fund Management Inc.'s May 31, 2002 audited annual consolidated financial statements except for the following:

a) Effective June 1, 2002, CI adopted new accounting recommendations for Stock-Based Compensation on a prospective basis. This change in accounting policy had no effect on the financial statements for the period ending August 31, 2002 as no options were granted during the period.

b) Effective June 1, 2002, CI has adopted new accounting recommendations for Goodwill and Other Intangible Assets on a prospective basis. These recommendations require that intangible assets with an indefinite life and goodwill not be amortized. If goodwill had not been amortized in 2001, net loss for the three months ended August 31, 2001 would have been reduced by the amortization expense of $24,567,611.

Fund management contracts acquired pursuant to the acquisition on July 25, 2002 (note 2) have been determined to have an indefinite life and therefore the related intangible asset is not subject to amortization.

The recommendations require that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis.

c) Effective June 1, 2002, CI has disclosed expenses recovered from funds as a reduction of selling, general and administrative expenses ("SG&A"). In prior fiscal years, expenses recovered from funds were reported as revenue in the consolidated financial statements. CI has changed its accounting policy in order to enhance presentation of total SG&A, the portion of total SG&A recovered from funds, and SG&A net of expenses recovered from funds.. This change in accounting policy, which has been applied retroactively with restatement of comparative financial information, had no effect on net income (loss) for the periods ended August 31, 2002 and 2001, or on shareholders' equity for the periods then ended.

These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. ACQUISITION OF SPECTRUM INVESTMENT MANAGEMENT LIMITED AND CLARICA DIVERSICO LIMITED

On July 25, 2002, CI acquired all of the outstanding shares of Spectrum Investment Management Limited ["Spectrum"], the mutual fund management subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. ["Diversico"], the mutual fund management subsidiary of Clarica Life Insurance Company. The acquisition was accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	10,132,812
Deferred sales commissions	37,363,468
Fund management contracts	432,581,803
Other assets	8,760,544
Future income taxes	(75,115,432)
Other liabilities	(16,414,258)
Goodwill on acquisition	254,716,153
	652,025,090

Details of the consideration given, at fair value, are as follows:

	$
Shares [71,217,055 common shares]	651,636,053
Transaction costs	389,037
	652,025,090

The common shares of CI issued as consideration were valued at $9.15, the weighted average price for July 24, 2002.

The goodwill on acquisition is not deductible for income tax purposes.

Immediately following the acquisition, Spectrum and Diversico were amalgamated into CI Mutual Funds Inc.

3. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares	Amount $
May 31, 2002	170,785,428	293,449,762
Issuance of share capital *[note 2]*	71,217,055	651,636,053
Exercise of stock options	361,000	1,306,814
Share repurchase	(7,900,700)	(13,585,479)
August 31, 2002	234,462,783	932,807,150

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options	Weighted average exercise price $
May 31, 2002	12,720,200	6.72
Options exercised	(361,000)	3.62
Options cancelled	(65,000)	10.32
August 31, 2002	12,294,200	6.79

Options outstanding and exercisable as at August 31, 2002 are as follows:

Range of exercise price $	Number outstanding	Number exercisable	Weighted average exercise price $
1.34 to 3.00	140,000	140,000	2.71
3.01 to 4.00	3,672,700	3,226,775	3.82
4.01 to 5.00	4,275,200	1,505,050	4.66
5.01 to 10.00	72,000	18,000	7.78
10.01 to 15.65	4,134,300	300,100	11.75
1.34 to 15.65	12,294,200	5,189,925	6.79

c) Under a normal course issuer bid, CI repurchased to August 31, 2002, 7,900,700 common shares at an average price of $10.41 per share for total consideration of $82,226,048.

d) The weighted average number of shares outstanding for the three month periods ended August 31 were:

	2002	2001
Basic	196,508,451	180,085,618
Diluted	201,402,817	187,182,391

The maximum number of shares that would be outstanding at August 31, 2002 if all options outstanding could have and had been exercised at this date would be 246,756,983 common shares.

e) On October 2, 2002, the Board of Directors declared a cash dividend of $0.08 per share payable on December 13, 2002 to shareholders of record on December 1, 2002.

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7 www.cifunds.com